FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                          Meilahn, David E.
                                                                  P.O. Box 968
                                                                  Lake Stevens, WA 98258
2. Issuer Name and Ticker or Trading Symbol:                      Mariculture Systems, Inc.
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                       01/02/01
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer                         X Director
                                                                  X 10% owner
                                                                  X Officer (Title): President
                                                                  _ Other (Specify)
       X   Filed by One Reporting Person.
       __  Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                    Common Stock                Promissory Note
2. Transaction Date                                      01/02/01                    01/02/01
3. Transaction Code
4. Securities Acquired (A) or Disposed (D): Amount:      100
                                            A or D:      A
                                            Price:       $100
5. Amount of Securities Beneficially Owned at end
of Month:                                                2,366,060                   $51,970.97
6. Ownership Form; Direct (D):                           D- 2,226,521                D- $21,970.00
           or Indirect (I):                              I - 139,539                 I- $30,000.97
7. Nature of Indirect Beneficial Ownership:              95,966 shares in self       $30,000.97 Promissory
                                                         directed IRA account.       Notes  ($14,400.97,
                                                         17,400 shares owned by      $10,600.00 and $5,000.00)
                                                         wife 26,173 shares in self  owed by wife.
                                                         directed IRA account of
                                                         wife.


*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
1.  Title of Derivative Security:                                   N/A
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
                   V:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned  at end of
Month:
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:






/s/ David E. Meilahn                             Date: 01/07/2001
----------------------------------
David E. Meilahn
**   Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).